SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Comstock Holding Companies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

205684103

(CUSIP Number)

Jubal Thompson, Esq.

General Counsel and Secretary

Comstock Holding Companies, Inc.

1886 Metro Center Drive, 4th Floor

Reston, Virginia 20190

(703) 230 1985

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205684103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Christopher Clemente
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 266,990 (1)
	8	SHARED VOTING POWER 4,770,297 (2)
	9	SOLE DISPOSITIVE POWER 266,990 (1)
	10	SHARED DISPOSITIVE POWER 4,770,297 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,287 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes (i) 25,000 shares of Class B Common Stock of the Issuer (“Class B Common Stock”), which are convertible at any time by the holder into shares of Class A Common Stock of the Issuer (“Class A Common Stock”) on a share-for-share basis and (ii) 3,571 shares of Class A Common Stock subject to exercisable options.

(2)

Includes (i) 42,836 shares of Class A Common Stock beneficially owned by the Reporting Person’s family members, including shares held in trusts for which the Reporting Person is the custodian, (ii) an aggregate of 13,857 shares of Class A Common Stock subject to exercisable warrants and options owned by the Reporting Person’s family member and (iii) 195,250 shares of Class B Common Stock held by FR 54, L.C., which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(3)

Based on 7,925,271 shares outstanding, which is the sum of (i) 3,663,843 shares of Class A Common Stock outstanding as of May 15, 2019 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, (ii) 4,023,750 shares of Class A Common Stock issued in connection with the Transition Transaction (as defined below) and CDS’s exercise of a warrant to purchase shares of Class A Common Stock, (iii) an aggregate of 17,428 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons and (iv) 220,250 outstanding shares of Class B Common Stock.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS FR 54, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 928,904 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 928,904 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,904 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 195,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.
(2)

Based on 7,925,271 shares outstanding, which is the sum of (i) 3,663,843 shares of Class A Common Stock outstanding as of May 15, 2019 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, (ii) 4,023,750 shares of Class A Common Stock issued in connection with the Transition Transaction (as defined below) and CDS’s exercise of a warrant to purchase shares of Class A Common Stock, (iii) an aggregate of 17,428 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons and (iv) 220,250 outstanding shares of Class B Common Stock.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Comstock Development Services, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,660,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,660,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,460,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Based on 7,925,271 shares outstanding, which is the sum of (i) 3,663,843 shares of Class A Common Stock outstanding as of May 15, 2019 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, (ii) 4,023,750 shares of Class A Common Stock issued in connection with the Transition Transaction (as defined below) and CDS’s exercise of a warrant to purchase shares of Class A Common Stock, (iii) an aggregate of 17,428 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons and (iv) 220,250 outstanding shares of Class B Common Stock.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stonehenge Funding, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,465
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based on 7,925,271 shares outstanding, which is the sum of (i) 3,663,843 shares of Class A Common Stock outstanding as of May 15, 2019 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, (ii) 4,023,750 shares of Class A Common Stock issued in connection with the Transition Transaction (as defined below) and CDS’s exercise of a warrant to purchase shares of Class A Common Stock, (iii) an aggregate of 17,428 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons and (iv) 220,250 outstanding shares of Class B Common Stock.

CUSIP No. 676079106	SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) is filed by Christopher Clemente, Comstock Development Services, L.C. (“CDS”), FR 54, L.C. (“FR54”) and Stonehenge Funding, L.C. (“Stonehenge Funding,” together with Christopher Clemente, CDS and FR54, the “Reporting Persons”) to amend and supplement the statement on Schedule 13D originally filed on February 10, 2005 by Christopher Clemente, as amended by Amendment No. 1, filed on June 30, 2005. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

Item 1. Security and Issuer.

This Amendment No. 2 relates to shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Comstock Holding Companies, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1886 Metro Center Drive, Fourth Floor, Reston, Virginia 20190.

Item 2. Identity and Background.

This Amendment No. 2 is being filed jointly by the Reporting Persons. The principal business address of each of the Reporting Persons is 1886 Metro Center Drive, Fourth Floor, Reston, Virginia 20190. Christopher Clemente is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and is a citizen of the United States. CDS is a Virginia limited liability company and wholly owned by Mr. Clemente. FR54 is a Virginia limited liability company and wholly owned by Mr. Clemente. Stonehenge Funding is a Virginia limited liability company and wholly owned by Mr. Clemente.

Each of CDS, FR54 and Stonehenge Funding are primarily engaged in the business of investing in securities.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On April 30, 2019, the Issuer entered into a Master Transfer Agreement (the “MTA”) with CDS and FR54, LLC, which sets forth certain transactions to complete the Issuer’s exit from the homebuilding and land development business in favor of a migration to an asset management model (the “Transition Transaction”). As set forth in the MTA, the Issuer transferred to CDS the management of and its Class A membership interests (“Class A Units”) and associated liabilities in Comstock Investors X, L.C. (“Investors X”), the entity that owns the Issuer’s residual homebuilding operations, in exchange for the transfer of CDS’ Class B membership interests in Investors X, which entitle the Issuer to priority distribution of distributable cash flow from Investor X’s projects (“Class B Units”). As of the date of the MTA, the Class B Units had a capital account balance of approximately $18,500,000 (the “Capital Account”). As additional consideration for the transfer of the Class B Units, the Issuer issued to CDS (i) 1,220,000 shares of the Company’s Series C Non-Convertible Preferred Stock, par value $0.01 per share, valued at a price of $5.00 per share for purposes of this transaction (“Series C Stock”), and (ii) 3,100,000 shares of Class A Common Stock valued at an above market price of $4.00 per share for purposes of this transaction.

CUSIP No. 676079106	SCHEDULE 13D

Previously, Stonehenge Funding, a former lender to the Issuer, received shares of Series C Stock from the Issuer in lieu of repayment of a portion of an unsecured loan payable to Stonehenge, and FR54, a member of Stonehenge, received a distribution of shares of Series C Stock from Stonehenge. Pursuant to the MTA, FR54 transferred to the Issuer 579,158 shares of Series C Stock, which were immediately cancelled by the Issuer, in exchange for the issuance of 723,750 newly issued shares of Class A Common Stock valued at an above market price of $4.00 per share for purposes of the transaction.

CDS exercised warrants previously issued by the Issuer and acquired 200,000 shares of Class A Common Stock.

The description of the MTA is not complete and is qualified in its entirety by reference to the full text of the MTA, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 7,925,271 shares outstanding, which is the sum of (i) 3,663,843 shares of Class A Common Stock outstanding as of May 15, 2019 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, (ii) 4,023,750 shares of Class A Common Stock issued in connection with the Transition Transaction (as defined below) and CDS’s exercise of a warrant to purchase shares of Class A Common Stock, (iii) an aggregate of 17,428 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons and (iv) 220,250 outstanding shares of Class B Common Stock.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,037,287 shares of Class A Common Stock, representing 63.6% of the outstanding Class A Common Stock. This includes 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Class A Common Stock owned by the Reporting Persons:

(i) Sole power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:

Christopher Clemente has the sole power to vote, or to direct the vote of, and sole power to dispose of, or direct the disposition of, 266,990 shares of Class A Common Stock, including (i) 25,000 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis and (ii) 3,571 shares of Class A Common Stock subject to exercisable options. Each holder of Class B Common Stock is entitled to fifteen votes per share of Class B Common Stock on all matters submitted to the Issuer’s stockholders for a vote.

(ii) Shared power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:

Christopher Clemente has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 4,770,297 shares of Class A Common Stock, including (i) 42,836 shares of Class A Common Stock owned by Mr. Clemente’s family members, including shares held in trusts for which Mr. Clemente is the custodian, (ii) an aggregate of 13,857 shares of Class A Common Stock subject to exercisable warrants and options owned by the Reporting Person’s family member and (iii) 195,250 shares of Class B Common Stock held by FR 54, L.C., which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis. Each holder of Class B Common Stock is entitled to fifteen votes per share of Class B Common Stock on all matters submitted to the Issuer’s stockholders for a vote.

FR54 has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 928,904 shares of Class A Common Stock, including 195,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis. Each holder of Class B Common Stock is entitled to fifteen votes per share of Class B Common Stock on all matters submitted to the Issuer’s stockholders for a vote.

CDS has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 3,660,235 shares of Class A Common Stock.

CUSIP No. 676079106	SCHEDULE 13D

Stonehenge Funding has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 124,465 shares of Class A Common Stock.

(c) Other than as described herein, none of the Reporting Persons has engaged in any transactions in the Class A Common Stock in the past 60 days.

(d) Other than the entities and persons described in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, among Christopher Clemente, Comstock Development Services, L.C., FR 54, L.C. and Stonehenge Funding, L.C.

Exhibit 2	Master Transfer Agreement dated April 30, 2019 by and among Comstock Holding Companies, Inc., Comstock Development Services, L.C., FR 54, L.C. and Stonehenge Funding, L.C., incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 20, 2019.

CUSIP No. 205684103	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2019

CHRISTOPHER CLEMENTE

By:	/s/ Christopher Clemente
Name:	Christopher Clemente

COMSTOCK DEVELOPMENT SERVICES, L.C.

By:	/s/ Christopher Clemente
Name:	Christopher Clemente
Title:	Manager

FR 54, L.C.

By:	/s/ Christopher Clemente
Name:	Christopher Clemente
Title:	Manager

STONEHENGE FUNDING, L.C.

By:	/s/ Christopher Clemente
Name:	Christopher Clemente
Title:	Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

COMSTOCK DEVELOPMENT SERVICES, L.C.

The executive officers and directors of Comstock Development Services, L.C. are set forth below. The individuals’ business addresses are 1886 Metro Center Drive, Fourth Floor, Reston, VA 20190.

Name	Present Principal Occupation or Employment	Citizenship
Christopher Clemente	Chief Executive Officer and Chairman of the Board of Directors of the Issuer	United States

FR 54, L.C.

The executive officers and directors of FR54, L.C. are set forth below. The individuals’ business addresses are 1886 Metro Center Drive, Fourth Floor, Reston, VA 20190.

Name	Present Principal Occupation or Employment	Citizenship
Christopher Clemente	Chief Executive Officer and Chairman of the Board of Directors of the Issuer	United States

STONEHENGE FUNDING, L.C.

The executive officers and directors of Stonehenge Funding, L.C. are set forth below. The individuals’ business addresses are 1886 Metro Center Drive, Fourth Floor, Reston, VA 20190.

Name	Present Principal Occupation or Employment	Citizenship
Christopher Clemente	Chief Executive Officer and Chairman of the Board of Directors of the Issuer	United States